Exhibit 99.1

FORM 45-102F1

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER
SECTION 2.8 OF 145-102 RESALE OF SECURITIES

Reporting Issuer

1.

Name of Reporting Issuer

Western Wind Energy Corp- (the "Issuer")

Selling Security Holder

2.

Your Name:

Pacific Hydro international Pty Ltd. (the "Company")

3.

The offices or positions you hold in the reporting issuer.

The Company is a shareholder and control person of the Issuer,

4

Are you selling securities as a lender, pledge, mortgagee or other encumbrancer?

No

5.

Number and class of securities of the reporting issuer you beneficially own:

6,000,000 Common Shares

Distribution

6.

Number and class of securities you propose to sell:

6,000,000 Common Shares

7.

Will you sell the securities private or on an exchange or market? If on an exchange or 'market, provide the name.

The Common Shares will be sold through the facilities of the TSX Venture Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that.

(1)

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.

Date: February 29, 2108

Pacific Hydro International Pty Ltd.
(Selling security holder)